NEWS RELEASE

(For Immediate Dissemination)

Poly-Pacific Signs Nylon Deal

August 7, 2007, Poly-Pacific International Inc. (TSXV: “PMB-V” / OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ” (“Poly-Pacific” or the “Company”) is pleased to announce that, subject to the approval of the TSX Venture Exchange, it has successfully completed a Joint Venture Agreement with Fando Holding (Canada) Ltd (“Fando”).

Under the terms of this agreement, both companies will share equally in the revenues of the McKendry Landfill Site, located near Kingston, Ontario Canada. The McKendry Landfill Site, which is currently operational, is a private site containing an estimated minimum of 25 to 30 million pounds of commercial grade Nylon Type 6/6.

Fando will complete the reclamation, transportation, cleaning, pelletization and sales of the nylon, while Poly-Pacific will provide all the inclusive costs. Over the term of this agreement, Poly-Pacific and Fando will share equally in the anticipated net profits (after all costs), estimated at $9,000,000 to $10,000,000 US dollars. The term of the Joint Venture calls for the project to commence immediately and is expected to conclude on or before the fall of 2008.

Randy Hayward, President, stated: “This Joint Venture is a significant event for both Poly-Pacific and its shareholders. The income to Poly-Pacific combined with the benefit of gaining nylon reclamation experience will enable the Company to expedite future reclamation projects throughout North America.”

The Company also invites its shareholders to visit the Company’s new and updated website at www.poly-pacific.com.

Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.  Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates.  It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604) 293-8885, or by fax at (604) 293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.